SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)

Sport Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class and Securities)

84916A104

(CUSIP Number of Class of Securities)

Andrew Hauptman c/o Andell Holdings, LLC 10877 Wilshire Boulevard, Suite 2200	with a copy to: Steven Grossman O’Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90024	Los Angeles, CA 90067
(310) 954-4880	(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No.: 84916A104

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) CBT Holdings LLC I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,044,072(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,044,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,072

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5(2)

14.	Type of Reporting Person OO

(1) See item 5 of this Schedule 13D (Amendment No. 4).

(2) See item 5 of this Schedule 13D (Amendment No. 4).

CUSIP No.: 84916A104

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Charles Bronfman Trust I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,044,072

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,044,072(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,072

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5(4)

14.	Type of Reporting Person OO

(3) See item 5 of this Schedule 13D (Amendment No. 4).

(4) See item 5 of this Schedule 13D (Amendment No. 4).

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by CBT Holdings LLC and the Charles Bronfman Trust (together, the “Reporting Persons”), to amend the Schedule 13D filed by the Reporting Persons on August 6, 2007, with respect to the common shares, par value $0.01 per share (the “Common Stock”) of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed February 7, 2008, Amendment No. 2 to Schedule 13D filed March 14, 2008, and Amendment No. 3 to Schedule 13D filed October 24, 2008 (the “Schedule 13D”).

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

Item 2.                    Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

Annex I to this Amendment No. 4, incorporated herein by reference, contains the name, residence or business address, citizenship and present principal occupation of each executive officer of CBT Holdings, and amends and restates in its entirety the Annex I previously annexed to the Schedule 13D.

Annex II to this Amendment No. 4, incorporated herein by reference, contains the name, residence or business address, citizenship and present principal occupation of each trustee of CBT, and amends and restates in its entirety the Annex II previously annexed to the Schedule 13D.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On December 1, 2009, the Issuer retired all of its outstanding 5.75% Convertible Senior Subordinated Notes due 2009 (the “Convertible Notes”), including the Convertible Notes previously held by CBT Holdings, at a price equal to their face value.  CBT Holdings received an aggregate of $12,958,000 in cash upon retirement of the Convertible Notes previously held by it.  As of the date of filing of this Amendment No. 4, CBT Holdings does not hold any Convertible Notes.

Effective July 1, 2009, Scott H. Richland resigned from his position as a manager of CBT Holdings and as a director on the Board of Directors of the Issuer.  Mr. Richland had previously been elected to the Issuer’s Board of Directors following the Issuer’s nomination and recommendation to its stockholders of Mr. Richland’s election at the request of CBT Holdings pursuant to CBT Holdings’ rights under the Purchase Agreement.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) - (b) The percentages set forth in this response to Items 5(a) and 5(b) are based on 12,425,949 shares of Issuer Common Stock outstanding as of December 9, 2009 (as reported on the Issuer’s Form 10-Q (filed November 4, 2009)).

As of the date of this Amendment No. 4, CBT Holdings beneficially owns 2,044,072 shares of Issuer Common Stock, constituting approximately 16.5% of the outstanding shares of Issuer Common Stock.  Because CBT is the sole member of CBT Holdings, CBT may be deemed to beneficially own the Shares.  CBT and CBT Holdings may be deemed to share voting and dispositive power over such Shares.  CBT disclaims beneficial ownership of all Shares.

(c) Other than as described above or otherwise in the Schedule 13D, there have been no transactions in the Issuer’s Common Stock by the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I to the Schedule 13D, which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

Item 7.                    Material to be Filed as Exhibits.

Exhibit A.	Joint Filing Agreement (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange commission on August 6, 2007).

Exhibit B.	Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2009

CBT HOLDINGS LLC

By:	/s/ Andrew Hauptman
	Name:	Andrew Hauptman
	Title:	Manager

CHARLES BRONFMAN TRUST

By:	/s/ Leonard M. Nelson, Trustee
Leonard M. Nelson, a Trustee

WILMINGTON TRUST
COMPANY, a Trustee

By:	/s/ Leonard M. Nelson
Leonard M. Nelson, Attorney-In-Fact for the Wilmington Trust Company, a Trustee

Annex I

Executive Officers of CBT Holdings LLC

The following sets forth as to each executive officer of CBT Holdings: his name; his title at CBT Holdings; his business address; his citizenship; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Title	Present Business Address	Present Principal Occupation	Citizenship

Andrew Hauptman	Manager	10877 Wilshire Boulevard, Suite 2200 Los Angeles, CA 90024	Chief Executive Officer, Andell Holdings, LLC (private investment holding company)	United States

Bruce Judelson	Manager	c/o Kozusko Harris Vetter Wareh 129 Church Street, Suite 510 New Haven, CT 06510	Attorney, Kozusko Harris Vetter Wareh	United States

Richard Fava	Manager	c/o Kozusko Harris Vetter Wareh 129 Church Street, Suite 510 New Haven, CT 06510	Attorney, Kozusko Harris Vetter Wareh	United States

Annex II

Trustees of the Charles Bronfman Trust

The following sets forth as to each of the trustees of the Charles Bronfman Trust: his or her name; his or her business address; his or her citizenship; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Present Business Address	Present Principal Occupation	Citizenship or Place of Organization

Samuel Minzberg	c/o Davies Ward Phillips & Vineberg 1501 McGill College Ave 26th Floor Montreal, Quebec H3A 3N9 Canada	Attorney, Davies Ward Phillips & Vineberg	Canada

Leonard M. Nelson	c/o Bernstein Shur 100 Middle Street West Tower Portland, ME 04104-5029	Attorney, Bernstein Shur	United States

Wilmington Trust Company	1100 North Market Street Wilmington, DE 19890	Providing administrative, investment, tax and custodial services	Delaware

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange commission on August 6, 2007).

Exhibit B.	Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust.

Exhibit B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS THAT the undersigned, solely in the undersigned’s capacity as a trustee of the Charles Bronfman Trust (the “Trust”), hereby constitutes and appoints each of Samuel Minzberg and Leonard Nelson, acting alone, as the undersigned’s true and lawful attorney and agent, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned any statement or report, including any amendment to any statement or report, required to be filed with respect to the Trust’s beneficial ownership of common stock of the Sport Supply Group Inc. under Section 13 or Section 16 of the United States Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements thereunder, or any statement or report, including any amendment to any statement or report, required to be filed with respect to the Trust’s beneficial ownership of common stock of the Sport Supply Group Inc. under any comparable laws, rules, regulations and requirements of any foreign jurisdiction, and to file any of the same with the Securities and Exchange Commission and any other appropriate U.S. and foreign regulatory authorities, said attorney and agent having full power and authority to do and perform in the name and on behalf of the undersigned every act necessary to be done in the premises as fully and as effectually as the undersigned might or could do in person; and the undersigned hereby ratifies and confirms all that said attorney and agent shall do or cause to be done by virtue hereof.  The undersigned hereby revokes all previous powers of attorney granted to Jay Rubinstein with respect to the foregoing matters.

IN WITNESS WHEREOF, the undersigned has subscribed these presents as of December 8, 2009.

WILMINGTON TRUST COMPANY

/S/ Moira E. Walker
Name: Moira E. Walker
Title: Assistant Vice President